SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               AMENDMENT NO. 1
                                      to
                                SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            Panther Partners, L.P.
                               (Name of Issuer)

                            Panther Partners, L.P.
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)
With a copy to:
Ms. Edna Parry or
Mr. H. Winston Holt, IV                             Ms. Yukako Kawata, Esq.
Panther Management Company, L.P.                    Davis Polk & Wardwell
101 Park Avenue                                     450 Lexington Avenue
New York, New York 10178                            New York, NY 10017
(212) 984-2500                                      (212) 450-4000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)
                               December 2, 1996
                      (Date Tender Offer First Published,
                      Sent or Given to Security Holders)
                           Calculation of Filing Fee

  Transaction Valuation: $200,000,000        Amount of Filing Fee: $40,000

(a) Calculated as the aggregate maximum purchase price for limited partnership interests.
(b)         Calculated as 1/50th of 1% of the Transaction Valuation.
[X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30,000
                        --------------------------------------------------

Form or Registration No.: 005-44541
                        --------------------------------------------------

Filing Party: Panther Partners, L.P.
              ------------------------------------------------------------

Date of Filing: October 30, 1996
                ----------------------------------------------------------


            This Amendment No.1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated October 28, 1996 filed on October 30, 1996 by Panther Partners, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Fund"), relating to the Fund's offer to purchase up to $200,000,000 of Interests. The purchase price of the Interests tendered to the Fund will be their net asset value as of the close of business on December 31, 1996, if the Offer to Purchase expires on the initial expiration date of December 31, 1996, and otherwise on such later date as corresponds to any extension of the Offer to Purchase. Terms defined in the Statement and not separately defined herein shall have the meaning of such term in the Statement.

ITEM 1.           Security and Issuer

Item 1 is amended as follows:

            (a) The fourth sentence of paragraph (b) of Item 1 is amended by replacing the amount "$150,000,000" with "$200,000,000".

            (b) The sixth sentence of paragraph (b) of Item 1 is amended by deleting the words "and/or marketable securities (valued in accordance with the Fund's Amended and Restated Limited Partnership Agreement (the "L.P. Agreement"))".

ITEM 2.           Source and Amount of Funds or Other Consideration

Paragraph (a) of Item 2 is amended as follows:

            (a)   by replacing the amount "$150,000,000" with "$200,000,000";
                  and
            (b)   by deleting the words "and/or delivery of ".

ITEM 3. Purpose of This Tender Offer and Plans or Proposal of the Issuer of Affiliate.

            Paragraph 1 of Item 3 is amended by adding the following sentence immediately prior to the last sentence of the paragraph: "The Fund intends to accept subscriptions for Limited Partnership Interests on January 1, 1997."

ITEM 9.           Materials to be Filed as Exhibits.

(A)         Offer to Purchase

            The Offer to Purchase filed as Exhibit A to the Statement is amended as follows:

            Header:

                  The header on the first page of the Offer to Purchase is
            amended by replacing the amount "$150,000,000" with "$200,000,000".

            Paragraph 1:

                  The first sentence of the first paragraph of the Offer to
            Purchase is amended to read in its entirety as follows:

                  Panther Partners, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Fund"), is offering to purchase for a combination of cash and a Note (as defined in Section 6 of this Offer) upon the terms and conditions set forth in this offer to purchase and the related Letter of Transmittal (which together constitute the "Offer") up to $200,000,000 of limited partnership interests in the Fund or portions thereof pursuant to tenders by limited partners at a price equal to their unaudited net asset value as of December 31, 1996, if the Offer expires on December 31, 1996, and otherwise on such later date as corresponds to any extension of the Offer.

            1.    Background and Purpose of the Offer

                  Paragraph 3 of this Section 1 is amended by adding the
            following sentence immediately prior to the last sentence of the paragraph: "The Fund intends to accept subscriptions for Limited Partnership Interests on January 1, 1997."

            2.    Offer to Purchase and Purchase Price

                  The first sentence of this Section 2 is amended by replacing the amount "$150,000,000" with "$200,000,000".

            3.    Amount of Tender

                  The first and second sentences of paragraph 2 of this
            Section 3 are amended by replacing the amount "$150,000,000" with "$200,000,000".

            6.    Purchases and Payments

                  The first sentence of paragraph 2 of this Section 6 is
            amended by deleting the words "and/or marketable securities (valued in accordance with the Fund's L.P. Agreement)".




                                   SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PANTHER PARTNERS, L.P.

                                    By: Panther Management Company, L.P.
                                        Corporate General Partner

                                    By: Panther Management Corporation
                                        Sole General Partner



                                        By: /s/ Nolan T. Altman
                                            ---------------------------------
December 2, 1996                            Name:  Nolan T. Altman
                                            Title:    Chief Financial Officer